575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Evan L. Greebel evan.greebel@kattenlaw.com 212.940.6383 direct 212.894.5883 fax

November 2, 2011

Via EDGAR and Federal Express

Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549-3628

Re:	Additional Soliciting Materials filed pursuant to Rule 14a-12 on September 30, 2011 by MSMB Capital Management LLC, et al. File No. 001-10865

Dear Mr. Hindin,

Set forth below is the response on behalf of MSMB Capital Management LLC (“MSMB”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 3, 2011 (the “Comment Letter”) concerning the Additional Soliciting Materials filed pursuant to Rule 14a-12 which were originally filed with the Commission on September 30, 2011.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, MSMB.

 DFAN filed September 30, 2011

1.	Please cite a source for the charts on page 3 and page 8 of your filing.

As stated in our response letter to the Commission dated October 13, 2011, the source of our information in the chart on page 3 with respect to AMAG common stock quotes was Bloomberg and the source of our information with respect to the NASDAQ Biotechnology Index quotes was NASDAQ.

The information set forth in the chart on page 8 was compiled internally by our analysts based on a review of the financial statements contained in the relevant issuers’ annual reports on Form 10-K.  All amounts set forth in such chart other than SG&A as a percentage of Revenue and headcount are presented in millions of dollars.  In order to calculate SG&A as a percentage of Total Revenue, we divided each issuer’s SG&A expense for the given year by such issuer’s Total Revenue for that year.  In order to calculate Total Revenue per employee, we divided Total Revenue for the given year by the number of employees the issuer reported employing in the applicable annual report on Form 10-K.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Perry J. Hindin, Esq.
Securities and Exchange Commission
November 2, 2011

2.
We note that you have made statements in your soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of AMAG’s management and board of directors, all without adequate factual foundation. The following problematic statements are representative of those that appear in your soliciting materials:

•	“…AMAG’s management is ill-equipped to handle…;”

•	“AMAG’s management has not historically demonstrated that it has the ability to execute difficult strategies.”

Please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

As we stated in our response letter to the Commission dated October 13, 2011, we believe that our statements set forth in the Additional Soliciting Materials have a strong factual foundation.  We will not, however, make similar statements in our soliciting materials in the future without providing a proper factual foundation for such statements.

3.
A reasonable factual basis must exist for each statement or assertion of opinion or belief.  Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Also, please characterize certain statements as your opinion or belief and provide support for the following:

•	references to “dilutive, value-destroying merger” with Allos; and

•	the statement that AMAG’s management “has no prior experience integrating companies of this size and complexity.”

Perry J. Hindin, Esq.
Securities and Exchange Commission
November 2, 2011

As we stated in our response letter to the Commission dated October 13, 2011, we believe that our statements set forth in the Additional Soliciting Materials have a strong factual foundation.  In future filings with the Commission, we will characterize statements of our opinion as such.

4.	Please provide factual support for your statement on page 4 that your proposed offer provides “greater and more certain value to the AMAG stockholders.”

The proposed transaction with Allos Therapeutics, Inc. (“Allos”) would result in Allos stockholders owning 39% of the outstanding shares of the Company's common stock.  Contrarily, on August 2, 2011, when MSMB publicly announced its proposal to acquire the Company, such proposal represented a 25% premium of the closing price of the Company's common stock on the date the offer was made.    We have stated, and continue to believe, that MSMB’s all-cash Proposed Offer provides a compelling and attractive alternative to the massive dilution and uncertainty that the Company’s stockholders would experience if the Company and Allos consummated the Proposed Merger.

5.
Please provide factual support for your statement on page 5 that the Folotyn patents have “ostensibly weak claims” and that the ‘470 patent has “particularly obvious claims which will fail to protect Folotyn.”

As we stated in our response letter to the Commission dated October 13, 2011 and in our Definitive Proxy Statement filed with the Commission on October 18, 2011, Folotyn’s composition of matter patent exclusivity expires on September 24, 2016 and the actual patent expires on July 16, 2017. Following such expiration until 2025, Folotyn will only be protected by a “method of use” patent (the ‘470 patent) which does not prevent generic competitors from establishing alternative uses of Folotyn’s active ingredient. Such off-label uses could make it susceptible to generic competition, thereby effectively eroding Folotyn’s market position.

If you have any additional questions regarding any of our responses or the definitive Proxy Statement, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan L. Greebel
Evan L. Greebel, Esq.

Enclosures

cc: Martin Shkreli